QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004                   Commission File No.: 1-31349

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive offices)

0Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 16, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
Date: August 16, 2004
	By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

QuickLinks

EXHIBIT INDEX
SIGNATURES